UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-14303

AMERICAN AXLE & MANUFACTURING, INC. SALARIED SAVINGS PLAN
(Full title of the plan)

American Axle & Manufacturing Holdings, Inc.
1840 Holbrook Avenue, Detroit, MI 48212-3488
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

(313) 974-2000
(Registrant’s telephone number,
including area code)

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS:
Statements of Assets Available for Benefits as of December 31, 2002 and 2001
Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002
Notes to Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002
SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EX-23 Consent of Deloitte & Touche LLP
EX-99.1 Certification of Patrick J. Paige
EX-99.2 Certification of Michael K. Simonte

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2002 and 2001	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2002	3

Notes to Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December 31, 2002	4-7

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	8

EXHIBITS:

Exhibit 23 —	Consent of Deloitte & Touche LLP, Independent Auditors	11

Exhibit 99.1 —	Certification of Patrick J. Paige, Vice President, Human Resources and Chairman of the Benefits Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	12

Exhibit 99.2 —	Certification of Michael K. Simonte, Treasurer and member of the Benefits Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

INDEPENDENT AUDITORS’ REPORT

American Axle & Manufacturing, Inc. Salaried Savings Plan

We have audited the accompanying statements of assets available for benefits of American Axle & Manufacturing, Inc. Salaried Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Detroit, Michigan
June 16, 2003

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Investments at fair value (Note 3):
Common stock — American Axle & Manufacturing Holdings, Inc.	$2,458,680	$657,242
Shares of registered investment companies	43,716,590	45,411,692
Collective trust fund	9,527,530	4,554,496
Participant loans	2,501,840	2,184,989

TOTAL ASSETS AVAILABLE FOR BENEFITS	$58,204,640	$52,808,419

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO ASSETS ATTRIBUTED TO:
Contributions — participants	$8,521,087
Contributions — employer	2,176,709

Total contributions	10,697,796
Investment income — interest	177,588
Assets transferred in from former plans of U.S. subsidiaries	4,312,874

Total additions	15,188,258
DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments (Note 3)	6,832,280
Benefits paid to participants	2,949,675
Administrative fees	10,082

Total deductions	9,792,037

INCREASE IN ASSETS AVAILABLE FOR BENEFITS	5,396,221
ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	52,808,419

ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$58,204,640

See accompanying notes to financial statements.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1.	DESCRIPTION OF THE PLAN

General - The following description of the American Axle & Manufacturing, Inc. Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for more complete details of the Plan’s provisions. Copies of the summary plan description are available from the Company’s human resource department.

The Plan, established March 1, 1994, is a defined contribution plan covering substantially all salaried employees of American Axle & Manufacturing, Inc. (the “Company”). Effective June 3, 2002, Fidelity Investments (“Fidelity”) has been named as the trustee and custodian of the Plan and replaced Bank One and Putnam Fiduciary Trust Company (“Putnam”), respectively. The Plan was amended to include salaried employees of the Company’s U.S. subsidiaries and a new array of investment options was made available. The Company may amend, modify, suspend or terminate the Plan to the extent not prohibited by the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of participants or their beneficiaries. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - The Plan provides for each participant to contribute from 1% to 40% (1% to 20% in 2001 and prior) of the employee’s eligible earnings. The employee contributions may be made on a pre-tax or after-tax basis. Participant contributions up to 6% receive an additional matching amount equal to 50% from the Company. Beginning in 2002, employees over age 50 may contribute an additional 1% to 40% as catch-up contribution. Certain limitations exist as defined in the Plan agreement as to maximum contribution amounts. Additionally, participants may roll over funds into the Plan from other qualified plans. Employee participation is voluntary.

Vesting - Contributions made by participants shall vest immediately upon allocation to the account of the participant. The Company contributions and earnings thereon shall vest upon the attainment of three years of credited service. Assets representing Company contributions which are not vested prior to a participant’s withdrawal or termination of employment shall be applied to reduce subsequent Company contributions. If the Plan is terminated, any amount not so applied shall be credited ratably to the accounts of all participants.

Investment Options - Participants may direct investments to be split between any of the investment fund options available.

Participant Loans - The Plan allows participants to borrow against their account balances with repayment through payroll deductions. Loans can be from a minimum of $1,000 to a maximum of $50,000 or 50%, whichever is less, of the participant’s vested account balance.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

2.	SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments - The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Participant loans are recorded at cost, which approximates fair value.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and the reported amounts of increases or decreases in assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan invests in various securities including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2001

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s assets available for benefits are listed below.

	2002		2001

Investments at fair value:
Vanguard Institutional Index Fund	$		$10,695,921
Putnam Stable Value Fund			4,554,496
One Group Diversified Mid Cap Fund			10,036,764
One Group Mid Cap Fund			3,380,152
Putnam Asset Allocation: Balanced Portfolio			2,562,056
Putnam International Growth Fund			4,576,602
Putnam New Opportunities Fund			5,382,823
Putnam Vista Fund			3,440,804
PIMCO Total Return Administrative Class		3,491,568
Fidelity Low-Priced Stock		17,637,494
Fidelity Diversified International		4,417,363
Fidelity Freedom 2020		2,915,122
Fidelity Managed Income Portfolio II		9,527,530
Spartan U.S. Equity Index		12,542,840

For the year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2002

Common stock — American Axle & Manufacturing Holdings, Inc.	$12,567
Shares of registered investment companies	6,819,713

Net depreciation in value	$6,832,280

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any applicable agreements. In the event of Plan termination, each participant would have a nonforfeitable right to their total account balance as of the date of termination. Company contributions and earnings thereon which are not vested at the time of termination will be credited ratably to the accounts of all participants.

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees for accounting, legal, and trustee services were paid by the Company on behalf of the Plan. The fees paid by the Company for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Certain investments held by the Plan at December 31, 2002 are managed by Fidelity, the trustee and custodian of the Plan. Further, certain other investments held by the Plan at December 31, 2001 were managed by Putnam, the custodian of the Plan, and Bank One, the trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. As of December 31, 2002 and 2001, the Plan held $54,358,042 and $39,212,945, respectively, in such investments.

6.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

* * * * * *

EIN 38-3138388
Plan 005

AMERICAN AXLE & MANUFACTURING, INC.
SALARIED SAVINGS PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

		Current
	Description of Investment	Value

	PIMCO Total Return Administrative Class	$3,491,568
	PIMCO High Yield Administrative Class	97,755
	Domini Social Equity	257,275
*	Common Stock—American Axle & Manufacturing Holdings, Inc.	2,458,680
*	Fidelity Low-Priced Stock	17,637,494
*	Fidelity Diversified International	4,417,363
*	Fidelity Freedom Income	645,609
*	Fidelity Freedom 2000	70,421
*	Fidelity Freedom 2010	234,625
*	Fidelity Freedom 2020	2,915,122
*	Fidelity Freedom 2030	1,267,140
*	Fidelity Managed Income Portfolio II	9,527,530
*	Spartan U.S. Equity Index	12,542,840
*	Fidelity Freedom 2040	139,378
*	Participant loans (interest rate range of 4.25% to 9.5%)	2,501,840

Assets held at December 31, 2002		$58,204,640

* Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN AXLE & MANUFACTURING, INC. SALARIED SAVINGS PLAN (Name of Plan)

June 26, 2003	By:	/s/ Michael K. Simonte

Michael K. Simonte
Member of the Benefits Committee and Treasurer of American Axle & Manufacturing Holdings, Inc.

Exhibit Index

Exhibit No.	Description

Exhibit 23	Consent of Deloitte & Touche LLP, Independent Auditors

Exhibit 99.1	Certification of Patrick J. Paige, Vice President, Human Resources and Chairman of the Benefits Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.2	Certification of Michael K. Simonte, Treasurer and member of the Benefits Committee Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002